March 6, 2019

Craig Ellins
Chief Executive Officer
One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, NV 89118

       Re: One World Pharma, Inc.
           Current Report on Form 8-K
           Filed February 25, 2019
           File No. 333-200529

Dear Mr. Ellins:

        Our preliminary review of your Form 8-K filed February 25, 2019 indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the Form. In particular, please provide updated audited financial statements as of and for the fiscal year ended December 31,
2018 in accordance with Article 8-08 of Regulation S-X, as well as updated pro forma financial information in accordance with Article 8-05 of Regulation S-X. Until you provide this information, we will not perform a detailed examination of your filing, and we will not issue comments.

      Please promptly amend the current report to correct the deficiency noted above. You may contact Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Zev M. Bomrind